NO ACT

P.E. 01/09/2014



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 09 2014

Washington, DC 20549



13002942

January 9, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 1-9-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.

Dear Ms. Sellers:

This is in regard to your letter dated January 9, 2014 concerning the shareholder proposal submitted by Seth Heald for inclusion in Dominion's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dominion therefore withdraws its December 20, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Seth Heald
***FISMA & OMB Memorandum M-07-16***

Jane Whitt Sellers
Direct: 804.775.1054

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 9, 2014

**VIA E-MAIL** (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. - Exclusion of Shareholder Proposal Submitted by Mr. Seth Heald Pursuant to Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 20, 2013, we requested that the Staff of the Division of Corporation Finance concur that our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), could properly exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013 by Mr. Seth Heald (the "Proponent").

Attached as Exhibit A is an email from the Proponent to the U.S. Securities and Exchange Commission Division of Corporation Finance, and my colleague, Lindsay Schall ("Ms. Schall"), dated January 5, 2014, stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the December 20, 2013 no-action request relating to Dominion's ability to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (804) 775-1054, or my colleague, Ms. Schall at (704) 343-2398, if we may be of further assistance in this matter.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Mr. Seth Heald

**Exhibit A**

**From:** Seth Heald [mailto***FISMA & OMB Memorandum M-07-16***
**Sent:** Sunday, January 05, 2014 8:35 AM
**To:** Schall, Lindsay B.
**Cc:** shareholderproposals@sec.gov
**Subject:** Re: Request for no action relief from Dominion Resources, Inc. regarding Seth Heald's shareholder proposal

Dear SEC and Ms. Schall,

I have decided to withdraw my shareholder proposal. So I ask the SEC to not act on the request for no-action relief. Please email me or call me at ***FISMA & OMB Memorandum M-07-16*** if you have any questions.

Seth Heald

***FISMA & OMB Memorandum M-07-16***

**McGuireWoods LLP**
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

**Jane Whitt Sellers**
Direct: 804.775.1054

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 20, 2013

**VIA E-MAIL** (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. - Exclusion of Shareholder Proposal Submitted by Mr. Seth Heald Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal" ) and supporting statement submitted to the Company on November 18, 2013 by Mr. Seth Heald ("Mr. Heald" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Heald any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal states:

**Resolved:** Shareholders request that the Board of Directors initiate a review of Dominion's involvement with and support of the American Legislative Exchange Council (ALEC). A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders by the end of 2014. The review should:

1. Examine ALEC's philosophy, major objectives, and actions;

2. Assess the consistency of Dominion's stated policies, principles, and code of conduct with those of ALEC;

3. Determine whether Dominion's relationship with ALEC carries reputational risk that could have a negative impact on the company; and

4. Evaluate management's rationale for its involvement in and financial support of ALEC, to determine whether Dominion's support of ALEC is in the long-term best interests of the company.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

## DISCUSSION

## I. GROUNDS FOR ORDINARY BUSINESS OPERATIONS EXCLUSION

### A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (Nov. 22, 1976).

As discussed below, the Proposal implicates these considerations and may be excluded as relating to the Company's ordinary business operations because it relates to the Company's contributions to a specific organization and focuses on specific lobbying activities.

### B. The Proposal may be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with a Matter Relating to the Company's Ordinary Business Operations and Not on the Company's General Political Activities.

The Proposal is directed at the Company's association with and contributions to a specific organization, the American Legislative Exchange Council ("ALEC"). The Proponent's supporting statement notes that the Company is a member of ALEC's Energy, Environmental and Agriculture Task Force (the "Legislative Task Force") and expresses concern that the ALEC "partnership brings significant reputational and business risk to Dominion." The Proposal requests that the Company prepare a report to "examine ALEC's philosophy, major objectives and actions," "assess the consistency of Dominion's stated policies, principles and code of conduct with those of ALEC," "determine whether Dominion's relationship with ALEC carries reputational risk that could negatively impact the Company" and "evaluate management's rationale for its involvement in and financial support of ALEC, to determine whether the Company's support of ALEC is in the long-term best interests of the Company."

Engaging in public policy issues that may affect the Company's business and enhance shareholder value is crucial to the Company's ordinary business operations. It is important to note that the Proposal is not directed at the Company's general political activities, but is in fact much narrower in scope in that it focuses on the Company's support of and involvement with a specific public policy organization. The determination of which public policy organizations the Company should partner with and contribute to is a management decision, based on management's determination of which legislative initiatives are most likely to impact the Company's compliance with existing and proposed laws and how best to use corporate resources. These decisions are complex and multifaceted and a great deal of time and analysis is spent by management determining which legislative initiatives are most important to the future of the Company and how the Company should interact with the government and other regulatory bodies. The Company's involvement with ALEC and membership on ALEC's Legislative Task Force as discussed in the Proposal is undertaken by the Company because it relates to the most basic aspects of the Company's ordinary business operations such as staying apprised of and shaping the legislation which governs how the Company produces, transports and distributes energy to its customers and otherwise conducts its operations. The Proposal's attempt to direct which specific organizations the Company should or should not support, without the benefit of all of the information necessary to make such determinations, is precisely the type of ordinary business matter that Rule 14a-8(i)(7) is intended to exclude.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it requests a report on subject matter involving the company's ordinary business operations, such as its choice of which specific public policy initiatives or organizations to support. The Staff has issued guidance as to when a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), stating that a proposal requesting a report may be excludable under Rule 14a-8(i)(7) "if the subject matter of the special report . . . involves a matter of ordinary business." *See Exchange Act Release No. 34-20091* (August 16, 1982). For example, in *PepsiCo, Inc.* (March 3, 2011), the proposal requested a report on legislative and regulatory policy advocacy activities and the supporting statement made numerous references to the company's support of Cap & Trade climate change legislation and the proponent's disapproval of the company's membership in the U.S. Climate Action Partnership, a coalition of corporations and environmental groups. Even though the proposal itself was neutral, the Staff concurred that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities." Significantly, the present Proposal goes even farther than the facially neutral proposal that was deemed excludable in *PepsiCo, Inc.* (March 3, 2011), in that the Proposal itself makes repeated references to ALEC and requests a report specifically on the Company's involvement with ALEC. Other examples of where the Staff has concurred that proposals requesting reports concerning political activity relevant to a specific issue are excludable under Rule 14a-8(i)(7) include *Duke Energy Corp.* (February 24, 2012), in which the Staff concurred that a proposal requesting a report on global warming-related lobbying activities was excludable because such lobbying initiatives related to an ordinary business matter, lobbying activities related to generating power for customers, and not on the company's general political activities. *See also Bristol Myers Squibb Co.* (February 17, 2009), (permitting exclusion of a proposal requesting a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program as such lobbying activities pertained to the ordinary business of the company); *Pfizer Inc.* (PETA) (February 12, 2007) (permitting exclusion of a proposal requesting a report on the justification for specifically contributing to the advancement of animal-based testing).

The Staff has also taken the position that shareholder proposals that relate to contributions to specific types of organizations relate to a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). *See, e.g., PepsiCo, Inc.* (February 24, 2010) (permitting exclusion of a proposal prohibiting support of any organization that either rejects or supports homosexuality); *Starbucks Corp.* (December 16, 2009) (permitting exclusion of a proposal requesting a feasibility study on policy changes, including "minimizing donations to charities that fund animal experiments") and *Wachovia Corp.* (January 25, 2005) (permitting exclusion of a proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations).

The Staff has also permitted the exclusion of shareholder proposals that relate to contributions where, as here, the intent of the proposal is to stop the company from making contributions to certain organizations or types of organizations. For example, in *Johnson & Johnson* (February 12, 2007), the Staff permitted the exclusion of a proposal requesting that the company list all of its charitable contributions on the company's website because the proposal was directed at "contributions to specific types of organizations." The company noted that several statements in the preamble and supporting statement referred in some way to abortion or same-sex marriage and that the true intent of the proposal was to force the company to stop making donations to a particular charity or type of charity. The Staff concurred that the proposal therefore related to the company's ordinary business operations and was excludable under Rule 14a-8(i)(7). *See also Home Depot, Inc.* (March 18, 2011) (permitting exclusion of a proposal requesting a listing of recipients of charitable contributions or merchandise vouchers of $5,000 or more because the proposal related to specific types of organizations, *i.e.*, groups supporting the gay, lesbian, bi-sexual and transgender community and same-sex marriage); *Bank of America Corp.* (January 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because a majority of the proposal referenced abortion and religious beliefs) and *Schering-Plough Corp.* (March 4, 2002) (permitting exclusion of a proposal to form a committee to study charitable contributions because the proposal "was clearly designed to involve the [c]ompany in the issue of abortion").

Because decisions as to which organizations to support and fund relate to the Company's ordinary business operations, the Company believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

**CONCLUSION**

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054, or at jsellers@mcguirewoods.com or my colleague, Lindsay B. Schall at (704) 343-2398, or at lschall@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures
cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Mr. Seth Heald

# EXHIBIT A
## Correspondence

## Karen Doggett (Services - 6)

**From:** Seth Heald*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Monday, November 18, 2013 8:32 AM
**To:** Carter Reid (Services - 6); Karen Doggett (Services - 6)
**Subject:** Shareholder Resolution for Dominion Resources
**Attachments:** Dominion 2014 ALEC Resolution.docx; Nov 18 Heald Letter.pdf

Ms. Reid and Ms. Doggett,

I am a Dominion Resources shareholder, and am sending with this email a shareholder resolution pertaining to Dominion, along with a cover letter. I would greatly appreciate it if one of you would confirm by reply email that you received this.

Thank you.

Seth Heald

*** FISMA & OMB Memorandum M-07-16 ***

# Seth G. Heald

*** FISMA & OMB Memorandum M-07-16 ***

November 18, 2013

Ms. Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid:

Enclosed is a shareholder resolution pertaining to Dominion's membership in the American Legislative Exchange Council. I submit this for inclusion in the proxy statement for the 2014 annual shareholders' meeting.

I currently own 164 shares of Dominion Resources and have owned 40 of those shares continuously since May of 2011. Thus I have owned at least $2,000 worth of Dominion shares continuously for more than a year. I intend to hold all my Dominion shares through the date of the 2014 shareholders' meeting. My shares are owned through my account with TD Ameritrade. Under separate cover (by overnight delivery) I will send copies of pertinent pages of my TD Ameritrade statements for the past year to verify my Dominion stock ownership.

Please let me know if you have any questions. Whenever possible I prefer correspondence by email as opposed to regular mail.

Sincerely yours,



Seth G. Heald

**Whereas:** Dominion Resources Inc. is a member and supporter of the American Legislative Exchange Council (ALEC), helping to fund its work. This partnership brings significant reputational and business risk to Dominion. ALEC has been criticized heavily and publicly for its controversial and partisan public-policy positions and the lobbying it performs by means of model legislation it provides and promotes. ALEC has been associated with contentious anti-immigration, voter-identification, and "Stand Your Ground" legislation, none of which relate to Dominion's business.

Dominion is a member of ALEC's Energy, Environment and Agriculture Task Force, serving on that group along with the Heartland Institute, an organization that has compared people who are concerned about climate change with mass murderers. That ALEC task force works to oppose climate-change mitigation policies and to support efforts to repeal or weaken state renewable-energy standards. Many Dominion shareholders and customers find such legislative efforts offensive, as well as in conflict with Dominion's stated Corporate Environmental Policy. Being associated with such anti-environmental efforts harms Dominion's reputation as a good corporate citizen.

In response to ALEC's extreme positions, 50 corporations as of July 2013 have ended ties with ALEC. Major corporations across a range of industries have withdrawn from ALEC, including Brown-Forman, Coca-Cola, John Deere, Dell Computers, General Electric, General Motors, Johnson & Johnson, McDonald's, Medtronic, PepsiCo, Procter & Gamble, Sallie Mae, Unilever and Wal-Mart. In suspending its ALEC membership in 2012, Wal-Mart's VP of Public Affairs remarked: "We feel that the divide between these activities and our purpose as a business has become too wide."

Dominion has not withdrawn from ALEC, and has failed to speak out against ALEC positions that violate Dominion's stated policies and values.

**Resolved:** Shareholders request that the Board of Directors initiate a review of Dominion's involvement with and support of the American Legislative Exchange Council (ALEC). A summary report of this review, prepared at reasonable cost and omitting proprietary information, should be reviewed by the Board Governance Committee and provided to shareholders by the end of 2014. The review should:

1. Examine ALEC's philosophy, major objectives, and actions;

2. Assess the consistency of Dominion's stated policies, principles, and code of conduct with those of ALEC;

3. Determine whether Dominion's relationship with ALEC carries reputational risk that could have a negative impact on the company; and

4. Evaluate management's rationale for its involvement in and financial support of ALEC, to determine whether Dominion's support of ALEC is in the long-term best interests of the company.

## Karen Doggett (Services - 6)

**From:** Karen Doggett (Services - 6)
**Sent:** Monday, November 18, 2013 1:52 PM
**To:** 'Seth Heald'
**Cc:** Carter Reid (Services - 6); Meredith S Thrower (Services - 6)
**Subject:** RE: Shareholder Resolution for Dominion Resources

Dear Mr. Heald,

By way of this email, I am confirming the receipt of your shareholder proposal on Monday, November 18, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which this proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

---

**From:** Seth Heald* FISMA & OMB Memorandum M-07-16 ***
**Sent:** Monday, November 18, 2013 8:32 AM
**To:** Carter Reid (Services - 6); Karen Doggett (Services - 6)
**Subject:** Shareholder Resolution for Dominion Resources

Ms. Reid and Ms. Doggett,

I am a Dominion Resources shareholder, and am sending with this email a shareholder resolution pertaining to Dominion, along with a cover letter. I would greatly appreciate it if one of you would confirm by reply email that you received this.

Thank you.

Seth Heald

*** FISMA & OMB Memorandum M-07-16 ***

## Karen Doggett (Services - 6)

**From:** Karen Doggett (Services - 6)
**Sent:** Wednesday, November 20, 2013 2:25 PM
**To:** 'Seth Heald'
**Cc:** Meredith S Thrower (Services - 6)
**Subject:** Dominion Resources, Inc.
**Attachments:** SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 Heald.pdf

Dear Mr. Heald,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com



Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

November 20, 2013

***Sent via Electronic Mail***

Mr. Seth Heald

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Heald:

This letter confirms receipt on Monday, November 18, 2013, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or
- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 18, 2013, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director–Governance and Executive Compensation

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

*Note 1 to § 240.14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

*Note 2 to § 240.14a-7.* When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

*Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.**

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)**

**(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

**3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted**

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

Home | Previous Page Modified: 10/16/2012

## Karen Doggett (Services - 6)

**From:** Seth Heald *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Thursday, November 21, 2013 9:37 PM
**To:** Karen Doggett (Services - 6)
**Cc:** Meredith S Thrower (Services - 6)
**Subject:** Letter from Stock Broker
**Attachments:** Heald 1035.pdf

Ms. Doggett,

Attached is a letter from TD Ameritrade pertaining to my Dominion stock ownership. Please acknowledge receipt and let me know if you find this sufficient to establish my ownership of Dominion stock for the requisite period for purposes of the shareholder resolution that I submitted earlier this week.

Thank you for your assistance.

Seth Heald



November 21, 2013

Seth G Heald

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account endingMA & OMB Memorandum M-07-16 ***

Dear Seth G Heald,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that as of November 21, 2013, Seth G Heald holds at least 40 shares of Dominion Resources (D) and has held them continuously since April 5, 2012. The purchases of D are as follows:

May 5, 2011 Buy 10 shares of D
April 5, 2012 Buy 30 shares of D
December 28, 2012 Buy 30 shares D
April 22, 2013 Buy 60 shares of D
August 14, 2013 Buy 34 shares of D

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



TDA 5380 L 09/13

## Karen Doggett (Services - 6)

**From:** Karen Doggett (Services - 6)
**Sent:** Friday, November 22, 2013 2:12 PM
**To:** 'Seth Heald'
**Cc:** Meredith S Thrower (Services - 6)
**Subject:** RE: Letter from Stock Broker

Dear Mr. Heald,

By way of this email, I am confirming receipt of the TD Ameritrade letter establishing your ownership of Dominion stock for the requisite period for purposes of your shareholder resolution.

Please note that Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

-----Original Message-----
From: Seth Heald *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 21, 2013 9:37 PM
To: Karen Doggett (Services - 6)
Cc: Meredith S Thrower (Services - 6)
Subject: Letter from Stock Broker

Ms. Doggett,

Attached is a letter from TD Ameritrade pertaining to my Dominion stock ownership. Please acknowledge receipt and let me know if you find this sufficient to establish my ownership of Dominion stock for the requisite period for purposes of the shareholder resolution that I submitted earlier this week.

Thank you for your assistance.

Seth Heald